1 Hershey Dr.

Smiths Falls, ON

K7A 0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.90

CANOPY GROWTH CORPORATION RESPONDS TO DEPARTMENT OF JUSTICE UPDATE ON U.S. CANNABIS LAWS

January 5, 2018

SMITHS FALLS, ON – In response to news out of the United States Department of Justice yesterday morning regarding federal cannabis laws in the United States and further to press releases issued Oct 17, 2017 and Aug. 4, 2017, Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) wishes to reiterate its commitment to only conducting business in jurisdictions where that conduct is federally legal and otherwise in compliance with all applicable laws.

Canopy Growth does not and will not conduct business in any jurisdiction unless it is federally permissible. Conducting activities which are federally illegal, or investing in companies which do, exposes the Company to increased risk of prosecution. Such activities would compromise Canopy Growth’s ability to operate freely, and could jeopardize the Company’s listing eligibility on major securities exchanges now and in the future, and limit access to capital from reputable US-based funds and world-class partners.

“We want to make our position as clear as possible: While Canopy does not support continued cannabis prohibition, it is Management’s view that confusion surrounding federal cannabis laws in the United States presents advantages for Canopy Growth, not risks. We are confident in our position because we have exclusively focused on ethical, responsible and legal cannabis opportunities across the globe and not in the United States,” said Bruce Linton, Chairman & CEO, Canopy Growth. “We want to assure our shareholders that they are not being exposed to undue risk.”

Here’s to Future Growth.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.